FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

06 January 2009

File no. 0-17630

Acquisition

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Acquisition

DEVELOPMENT STRATEGY UPDATE

6 January 2009

CRH ANNOUNCES SECOND HALF 2008 ACQUISITIONS OF EURO 273 MILLION BRINGING FULL YEAR SPEND TO APPROXIMATELY EURO 1 BILLION

CRH plc, the international building materials group, today announces 16 acquisitions and investments totalling euro 273 million undertaken during the second half of 2008.  The level of spend in the second half reflects a deliberate curtailment of development activity in the light of the deteriorating economic environment. Together with a first half development spend of over euro 0.7 billion, total full year acquisition spend amounts to approximately euro 1 billion on 53 acquisitions and investments.

Commenting on these developments, Myles Lee, CRH Chief Executive, said:

"In the deteriorating economic environment, we significantly curtailed development activity as the year progressed resulting in a second-half spend of approximately euro 0.3 billion on 16 initiatives which enhance CRH's market presence and leadership positions across a number of its operations. With a challenging trading backdrop for many of our businesses, management's emphasis is firmly concentrated on operational delivery and, as a result, development activity continues to be limited to opportunities that offer compelling value and exceptional strategic fit."

The development initiatives contained in this Development Strategy Update are as follows:

Europe Materials -  3 acquisitions for euro 8 million

Three bolt-on acquisitions were completed, expanding and strengthening operations in Switzerland, Ukraine and the Netherlands.

Europe Distribution -  1 investment and 3 acquisitions for euro 222 million

The Distribution group acquired a 34.8% stake in a 190 store builders merchanting business in France. It also added a total of 28 stores in Germany specialising in the distribution of sanitary ware, heating and plumbing materials and 5 builders merchants locations in the Netherlands and France.

Americas Materials - 6 acquisitions for euro 33 million

Our Rocky Mountain operations completed two bolt-on transactions while one bolt-on was completed in each of the Southeast, Southwest, Northwest and Staker Parson businesses.

Americas Products - 3 acquisitions for euro 10 million

The Precast operations completed a single acquisition in California. Two acquisitions were added to our Architectural Products Group extending the commercial pavement sealer business in the southeastern United States and Lawn & Garden activities in the Midwest region.

* * * * *

Europe Materials: euro 8 million

The Europe Materials Division completed 3 acquisitions during the second half of 2008 at a total cost of euro 8 million, adding incremental annual sales of euro 10 million.

Switzerland

Belser AG, an aggregates, readymixed concrete and landfill business located in the canton of Solothurn, was acquired in July. With annualised sales amounting to euro 3 million, Belser expands our existing readymixed concrete activities in the Aargau region.

Ukraine

BudUkrmaterial, a company located in the Cherkassy oblast of central Ukraine, was acquired in August. With quarrying rights over a 32 million-tonne granite deposit and annual sales of euro 4 million, the acquisition expands our market share in Kiev and the industrially developed south-east regions of Ukraine.

Netherlands

Drentse Beton Centrale BV, a readymixed concrete producer located in Emmen in the northeast of the Netherlands with annualised sales of euro 3 million, was acquired by Cementbouw in September.  Drentse's excess production capacity enables us to combine production from an older neighbouring readymixed concrete facility at the Drentse location thereby generating production efficiencies and cost synergies.

Europe Distribution: euro 222 million

The most significant transaction for Europe Distribution was the acquisition of a 34.8% stake in a builders merchanting business in France. In addition, three acquisitions were completed adding annualised sales of euro 128 million from a total of 33 branches. The combined cost of these 4 transactions amounted to euro 222 million.

In July, CRH acquired a 34.8% minority stake in Trialis, a leading independent builders merchant in France operating 190 branches in central, south and southwest France with annualised sales of approximately euro 700 million.  The investment is of major importance to the Distribution group's pan-European strategy and represents an opportunity in time to fully acquire the Trialis business. The investment in Trialis will be equity-accounted with CRH's financial statements reflecting the Group's share of Trialis' after-tax profits only.

Also in July, the Group acquired Paulsen, a leading distributor of sanitary ware, heating and plumbing (SHAP) materials located in northern Germany.  With 28 stores and annualised sales of euro 97 million, the acquisition of Paulsen represents a significant step in the Group's strategy to grow its SHAP distribution platform outside of its current base in Switzerland. The opportunity for cross-regional synergies is significant, particularly in the areas of purchasing, logistics and back-office activities.

Two acquisitions were completed in August providing attractive add-ons to existing CRH builders merchants businesses in the Netherlands and France.  In the Netherlands, Hasco, which operates two builders merchants stores in the Eindhoven area under the Imabo brand, was acquired. Hasco's annualised sales of euro 21 million strengthen the Group's builders merchants network in the region and will yield purchasing and IT synergies within a short timeframe. Cleau, a French builders merchant with three locations, was acquired through the Group's 45% Doras joint venture adding annualised sales of euro 10 million. The acquisition represents an excellent geographical fit and offers attractive synergies with the Doras operations in the southern Burgundy region.

Americas Materials: euro 33 million

Six bolt-on acquisitions were completed by the Division during the second half of 2008 at a combined cost of US$49 million (euro 33 million) giving rise to incremental annualised sales of US$49 million.

Southeast

Selected assets of Ace Asphalt in Fort Myers, Florida were acquired in July. The acquisition provides an improved location for one of our older plants in the area; annualised sales amount to US$5 million.

Southwest

The assets of Bonds, located in northeast Mississippi, were acquired in September. Operating three asphalt plants and a small leased gravel pit, Bonds has annualised sales of US$24 million. The acquisition represents a good fit with existing APAC plants in the region.

Rocky Mountain Group

The aggregates and readymixed concrete assets of two companies were acquired in Colorado providing incremental annualised sales of US$15 million. In July, the Gunnison County based assets of Varra Companies were acquired while August saw the purchase of the assets of Casey Concrete, with operations in the Rifle area. Varra and Casey own fully permitted, high quality reserves providing good strategic fit with our local operations and also provide opportunities to generate synergies through integrated readymixed concrete production and overhead cost reduction.

Northwest

Dalton Rock, an aggregates producer located in Dallas, Oregon with sales of US$4 million, was acquired in September. Integration of Dalton with our existing production facilities in the region will enhance the efficiency of our operations and facilitate the disposal of surplus assets post-integration.

Staker Parson

JR Ready Mix, an aggregates and readymixed concrete business based in southern Utah, was acquired in November. With annualised sales of US$1 million, JR fits well with our existing Western Rock business in St. George, Utah.

Americas Products: euro 10 million

Three acquisitions were completed in the second half of 2008 at a combined cost of US$14 million (euro 10 million) yielding annual incremental sales of US$29 million.

Precast Group

Underground Precast Solutions, a Californian manhole manufacturer was acquired in August.  Primarily serving the San Diego market with annualised sales of US$2 million, it complements Precast's sewer and drainage operations in the region as well as providing cost-saving opportunities.

Architectural Products Group (APG)

The assets of Gem Seal, a leading regional supplier of bulk commercial pavement sealers and related products with five manufacturing plants in North Carolina, Georgia, Florida, Tennessee and Texas, were acquired in July. Selling primarily to commercial sealer applicators and paving contractors, Gem Seal provides an excellent fit with our existing sealer business extending its reach through the Southeast. Annualised sales are US$16 million.

The Midwest assets of Waupaca Northwoods, a manufacturer and distributor of retail packaged soils, bark and speciality fertilizer, were acquired in November. With annualised sales of US$11 million and operating out of four sites in Missouri, Wisconsin and Iowa, the business is being integrated into our existing Lawn & Garden operations in the Midwest, providing synergies in freight costs and production as well as enhancing our ability to service large customers in the region.

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Contact at Dublin     +353 1 404 1000

Myles Lee               Chief Executive

Glenn Culpepper      Finance Director

Éimear O'Flynn        Head of Investor Relations

Maeve Carton           Group Controller

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland

TELEPHONE +353.1.4041000

FAX +353.1.4041007

E-MAIL mail@crh.com

WEBSITE www.crh.com

Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  06 January 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director